SO3/22/04

SECURITIES 04016445 ION
Wa...

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 1 2004
DIVISION OF MARKET REGULATION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-49426

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ARROWHEAD INVESTMENT CENTER, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

550 EAST HOSPITALITY LANE, STE. 220
(No. and Street)

SAN BERNARDINO	CA	92408
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JAMES P. ESTES (909) 379-6500
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CLIFTON GUNDERSON LLP
(Name – *if individual, state last, first, middle name*)

335 N. WILMOT SUITE 300	TUCSON	AZ	85711
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 30 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02) **Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, SHARON K. PINKERTON, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ARROWHEAD INVESTMENT CENTER, LLC, as of DECEMBER 31, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

ROSARIO B. URIBE
Commission # 1297615
Notary Public - California
San Bernardino County
My Comm. Expires Mar 18, 2005

Sharon K. Pinkerton
Signature

SVP, OPERATIONS
Title

Rosario B. Uribe
Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☑ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Clifton Gunderson LLP
Certified Public Accountants & Consultants

Board of Directors
Arrowhead Investment Center LLC
San Bernardino, California

In planning and performing our audit of the financial statements of Arrowhead Investment Center LLC (AIC) for the year ended December 31, 2003 we considered the Company's internal control in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control. Our consideration of the internal control was only a part of our overall audit plan and was not intended to be a complete review of all of the Company's accounting procedures, therefore, it would not necessarily disclose all reportable conditions or other comments for improvement. Reportable conditions involve matters coming to our attention relating to significant deficiencies in the design or operation of the internal control that, in our judgment, could adversely affect the organization's ability to record, process, summarize, and report financial data consistent with the assertions of management in the financial statements.

As a result of the procedures described above, we have the following comments and recommendations for improvement.

Adjusting Journal Entries

During our procedures we noted that the company does not maintain a system that identifies all adjusting journal entries posted during the year or utilize a standardized form to document and approve adjusting journal entries. We recommend that management consider establishing a system to track and approve adjusting journal entries and also consider a policy that requires adjusting journal entries over a certain threshold be acknowledged or approved in the minutes of the board of director meetings.

Fraud Prevention

While performing our staff interviews related to inquiries in compliance with the new fraud standards we noted that many of the employees did not know who to go to when they suspect or identify fraud. We recommend that management consider hosting Fraud Prevention seminars for employees that identify who fraud should be reported to as well as emphasize the company's position on fraud prevention.

These comments and suggestions are intended solely for the information and use of the Board of Directors, management and others within the organization and are not intended to be and should not be used by anyone other than these specified parties. We appreciate the opportunity to present these matters and are available to provide any assistance in implementing any of the recommendations.

Clifton Gunderson LLP

Tempe, Arizona
February 12, 2004

ARROWHEAD INVESTMENT CENTER LLC
San Bernardino, California

FINANCIAL STATEMENTS
December 31, 2003

TABLE OF CONTENTS

PAGE

Clifton Gunderson LLP
Certified Public Accountants & Consultants

Independent Auditor's Report

Board of Directors
Arrowhead Investment Center LLC
San Bernardino, California

We have audited the accompanying statement of financial condition of Arrowhead Investment Center LLC as of December 31, 2003 and the related statements of income, member's capital, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Arrowhead Investment Center LLC as of December 31, 2003 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Clifton Gunderson LLP

Tempe, Arizona
February 12, 2004

ARROWHEAD INVESTMENT CENTER LLC
STATEMENT OF FINANCIAL CONDITION
December 31, 2003

ASSETS

CURRENT ASSETS		
Cash and cash equivalents	$	941,553
Commissions receivable		56,015
Investment securities		597,498
Prepaid expenses		19,409
Total current assets		1,614,475
NON-CURRENT ASSETS		
Fixed assets, net		55,852
TOTAL ASSETS	$	1,670,327

LIABILITIES AND MEMBER'S CAPITAL

CURRENT LIABILITIES		
Related party payable	$	95,927
Accrued expenses		161,670
Total current liabilities		257,597
MEMBER'S CAPITAL		1,412,730
TOTAL LIABILITIES AND MEMBER'S CAPITAL	$	1,670,327

These financial statements should be read only in connection with the accompanying summary of significant accounting policies and notes to financial statements.

ARROWHEAD INVESTMENT CENTER LLC
STATEMENT OF INCOME
Year Ended December 31, 2003

OPERATING INCOME	
Investment Center income	$ 2,038,125
INTEREST INCOME	
Interest on investment securities	15,138
Total income	2,053,263
OPERATING EXPENSES	
Salaries and benefits	1,141,253
Occupancy expense	106,630
Depreciation	19,107
Insurance	33,463
Office operating expense	138,085
Advertising and promotion	27,265
Professional services	16,030
Total operating expenses	1,481,833
OTHER INCOME (EXPENSE)	
Miscellaneous income	5,118
Mutual Fund breakpoint charges	(20,000)
State gross receipts tax	(13,600)
Total other income (expense)	(28,482)
NET INCOME	$ 542,948

These financial statements should be read only in connection with the accompanying summary of significant accounting policies and notes to financial statements.

ARROWHEAD INVESTMENT CENTER LLC
STATEMENT OF MEMBER'S CAPITAL
Year Ended December 31, 2003

	Total Member's Capital
BALANCE, JANUARY 1, 2003	$ 869,782
Net income	542,948
BALANCE, DECEMBER 31, 2003	$ 1,412,730

These financial statements should be read only in connection with the accompanying summary of significant accounting policies and notes to financial statements.

ARROWHEAD INVESTMENT CENTER LLC
STATEMENT OF CASH FLOWS
Year Ended December 31, 2003

CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$	542,948
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation		19,107
Effects of changes in operating assets and liabilities:		
Commissions receivable		32,502
Related party receivable		36,659
Prepaid expenses		(11,606)
Related party payable		(14,294)
Accrued expenses		48,064
Net cash provided by operating activities		653,380
CASH FLOWS FROM FINANCING ACTIVITIES		
Purchase of fixed assets		(43,873)
Purchase of investments		(594,198)
Net cash used in investing activities		(638,071)
NET INCREASE IN CASH AND CASH EQUIVALENTS		15,309
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR		926,244
CASH AND CASH EQUIVALENTS, END OF YEAR	$	941,553

These financial statements should be read only in connection with the accompanying summary of significant accounting policies and notes to financial statements.

ARROWHEAD INVESTMENT CENTER LLC
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
December 31, 2003

ORGANIZATION

Arrowhead Investment Center LLC (the Company) was formed in 2002 as a limited liability company. Prior to becoming a separate entity in 2002, Arrow Investment Center operated as part of Arrowhead Financial Group, Inc. The Company provides financial products to members of Arrowhead Central Credit Union and its subsidiaries. The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD). Arrowhead Investment Center LLC is a wholly owned subsidiary of Arrowhead Financial Group, Inc.

BASIS OF ACCOUNTING

The accounting and reporting policies of the Company conform to generally accepted accounting principles and to general practice within the financial services industry. A summary of the significant accounting and reporting policies consistently applied in the preparation of the accompanying financial statements follows.

Financial accounting records are maintained on the accrual basis.

USE OF ESTIMATES IN PREPARING FINANCIAL STATEMENTS

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

CASH AND CASH EQUIVALENTS

For purposes of reporting cash flows, cash and cash equivalents include cash on hand, cash in bank, money market accounts, and dealer reserves.

INVESTMENT SECURITIES

Investment securities are purchased with the intent and ability to hold to maturity and are stated at cost, adjusted for amortization of premiums and accretion of discounts. Cost of securities sold for purposes of computing gains or losses is determined by the specific identification method.

PROPERTY AND EQUIPMENT

Property and equipment are stated at cost less accumulated depreciation. Depreciation is charged to current operations over the estimated useful lives (3 to 5 years) of the related assets under the straight-line method.

ARROWHEAD INVESTMENT CENTER LLC
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
December 31, 2003

ADVERTISING

Advertising expense is recorded as it is incurred.

INCOME TAXES

No provision for income taxes has been made as limited liability companies are not generally subject to income taxes. All income or loss "flows through" to the individual member who reports the income or loss on their respective income tax returns.

ARROWHEAD INVESTMENT CENTER LLC
NOTES TO FINANCIAL STATEMENTS
December 31, 2003

NOTE 1 – CASH AND CASH EQUIVALENTS

Cash and cash equivalents at December 31, 2003 was as follows:

Cash on hand and in banks	$ 699,410
Money market accounts	242,143
Total cash and cash equivalents	$ 941,553

Restricted cash of $100,784 is being held by Pershing in order to use their clearinghouse services. A minimum of $100,000 must be maintained at all times.

NOTE 2 – INVESTMENT SECURITIES

At December 31, 2003, investment securities are comprised of the following:

	Amortized Cost	Fair Value
Investment in NASD	$ 3,300	$ 3,300
Certificates of deposit	594,198	594,198
Total	$ 597,498	$ 597,498

NOTE 3 – FIXED ASSETS

Fixed assets are summarized as follows:

Furniture, fixtures and equipment	$ 42,866
Autos	38,072
Software	13,332
Computers	141,872
	236,142
Less: accumulated depreciation	180,290
Total	$ 55,852

ARROWHEAD INVESTMENT CENTER LLC
NOTES TO FINANCIAL STATEMENTS
December 31, 2003

NOTE 4 – RELATED PARTY PAYABLE

Related party payable is summarized as follows:

Due to Arrowhead Financial Group	$ 114,149
Due from Integrity Planners (affiliate)	(18,222)
Total	$ 95,927

In addition, the Company paid to $106,630 in rent to the parent company during the year ended December 31, 2003.

NOTE 5 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2003, the Company had net capital of $1,332,626 (as computed under Rule 15c3-1) which was $1,282,626 in excess of its required net capital of $50,000. The Company's net capital ratio was 19 to 1.

NOTE 6 – LEASE COMMITMENTS

The Company is renting its San Bernardino location through a job lease from the parent company of the LLC member (Arrowhead Central Credit Union) on a month-to-month basis.

NOTE 7 – COMMITMENTS AND CONTINGENCIES

The Company is subject to various pending and threatened legal actions, which arise in the normal course of business. Although the amount of the ultimate exposure, if any, cannot be determined at this time, it is management's opinion that, based on the advise of counsel, the resolution of claims will not have a material adverse effect on the Company's financial position or results of operations.

The Company was notified during 2003, as were other broker-dealers, that they needed to perform a self-assessment of their front-end load mutual fund transactions for the period January 1, 2001 to December 31, 2002. The estimated amount owed, based on a NASD analysis, was determined to be at least $20,000. The Company, therefore, recorded a $20,000 liability on its books at December 31, 2003.

NOTE 8 – EMPLOYEE RETIREMENT PLANS

During 1997, the parent company, Arrowhead Central Credit Union, adopted a salary deferred 401(k) plan to allow employees to defer a portion of their current compensation. The plan allows for discretionary matching contributions by the Credit Union. Contributions to the plan were $25,503 for the year ended December 31, 2003.

During 2003, the Company added an unfunded deferred compensation arrangement for a select group of highly compensated employees. The plan allows for these employees to deter a portion of their compensation. There were no discretionary contributions for the year ended December 31, 2003.

SUPPLEMENTAL INFORMATION

Clifton Gunderson LLP
Certified Public Accountants & Consultants

Independent Auditor's Report on Supplemental Information Required By Rule 17a-5(g)(1) of the Securities and Exchange Commission

Board of Directors
Arrowhead Investment Center LLC
San Bernardino, California

We have audited the accompanying financial statements of Arrowhead Investment Center LLC as of and for the year ended December 31, 2003, and have issued our report thereon dated February 12, 2004. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule 1 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Clifton Gunderson LLP

Tempe, Arizona
February 12, 2004

Schedule 1

ARROWHEAD INVESTMENT CENTER LLC
Computation of Net Capital under Rule 15c3-1
of the Securities and Exchange Commission
as of December 31, 2003

NET CAPITAL		
Total member's capital		$ 1,412,730
Deduct member's capital not allowable for net capital		-
Total member's capital qualified for net capital		1,412,730
Add:		
Allowable subordinated borrowings		-
Other (deductions) or allowable credits		-
Total capital and allowable subordinated borrowings		1,412,730
Deductions and/or charges:		
Nonallowable assets:		
Receivable from non-customers	$ -	
Property and equipment, net	55,852	
Other assets	19,409	75,261
Net capital before haircuts on securities positions (tentative net capital)		1,337,469
Haircuts on securities:		
Trading and investment securities		
Exempted securities		4,843
NET CAPITAL		$ 1,332,626
Aggregate indebtedness		
Items included in balance sheet:		
Accounts payable and accrued expenses		$ 257,597
Computation of basic net capital requirement		
Minimum net capital required (based on aggregate indebtedness)		$ 17,173
Minimum dollar requirement		$ 50,000
Net capital requirement		$ 50,000
Excess net capital		$ 1,282,626
Excess net capital at 1,000 percent		$ 1,306,866
Ratio: aggregate indebtedness to net capital		.19
Reconciliation with Company's computation (included in Part II of Form X-17A-5 as of December 31, 2003)		
Net capital, as reported in Company's Part II (unaudited) FOCUS Report		$ 1,305,624
Audit adjustments (net)		27,002
NET CAPITAL PER ABOVE		$ 1,332,626

Clifton Gunderson LLP
Certified Public Accountants & Consultants

Independent Auditor's Report on Internal Control Structure Required by Rule 17a-5(g)(1)

Board of Directors
Arrowhead Investment Center LLC
San Bernardino, California

In planning and performing our audit of the financial statements and supplemental schedule of Arrowhead Investment Center LLC (the Company) for the year ended December 31, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g)(1), in the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e)
2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System
4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures, and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g)(1) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of the internal control would not necessarily disclose all matters in the internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which

the design or operation of the specific internal control elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company practices and procedures were adequate at December 31, 2003, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, and other regulatory agencies that rely on Rule 17a-5(g)(1) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Clifton Gunderson LLP

Tempe, Arizona
February 12, 2004